
11008132

OMB APPROVAL
OMB Number: 3235-0286
Expires: September 30, 2013
Estimated average burden
hours per response. . . 608.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A

REGULATION A OFFERING STATEMENT

Standard Production Wells

UNDER THE SECURITIES ACT OF 1933

Standard Production Wells Corporation
(Exact name of issuer as specified in its charter)

State of Texas
(State or other jurisdiction of incorporation or organization)

Jason Glen Perry, 3903 Cedarwood Dr. Pearland TX 77584 (713) 822 7660
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Jason Glen Perry, 3903 Cedarwood Dr. Pearland, TX 77584 (713) 822 7660
(Name, address, including zip code, and telephone number, including
area code, of agent for service)

SIC NUMBER: 1311
(Primary standard Industrial Classification Code Number)

EIN: 45-2676598
(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS I.

Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.
(2) Any engineering, management or similar report referenced in the offering circular.
(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I —NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;
Director - Jason Glen Perry – 3903 Cedarwood Dr – Pearland, TX 77584
Director - James R. Perry – 3903 Cedarwood Dr – Pearland, TX 77584

(b) the issuer's officers;
Chief Executive Officer: Jason Glen Perry – 3903 Cedarwood Dr – Pearland, TX 77584
Chief Operating Officer: James R. Perry – 3903 Cedarwood Dr – Pearland, TX 77584
Chief Financial Officer: Jason Glen Perry – 3903 Cedarwood Dr – Pearland, TX 77584

(c) the issuer's general partners;
N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities;
Jason Glen Perry & James R Perry each own 50 shares or 50% each of the Class A series 2 stock (which is not registered for sale in this offering)
The Company itself owns 100% of the 5,000,000 shares of the Class A Series 1 stock which is authorized, issued, and outstanding as treasury stock that is all authorized for sale to the public (though 250,000 shares are reserved as shares to be offered on a continuous basis under rule 415 see question 26 and 27)

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;
The Company itself – 100% of Stock registered in this offering Class A series 1

(f) promoters of the issuer;
Jason Perry and James R Perry are promoters of this stock.

(g) affiliates of the issuer;
None

(h) counsel to the issuer with respect to the proposed offering;
None

(i)each underwriter with respect to the proposed offering;
We are with out an underwriter

(j) the underwriter's directors;
We are with out an underwriter

(k) the underwriter's officers;
We are with out an underwriter

(l) the underwriter's general partners; and
We are with out an underwriter

(m) counsel to the underwriter.
We are with out an underwriter

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.
The Are not

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.
N/A

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.
N/A

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

We intend to apply for listing in a nationally recognized securities manual which, once published, would provide us with "manual" exemptions in 33 states, as indicated in CCH Blue Sky Law Desk Reference at Section 6301 entitled "Standard Manuals Exemptions". (Also Such national listing with a national capital market could also make the company protected from blue sky law provisions by National Securities Market Improvement Act of 1996.) We may never achieve listing on such type of securities manual such as the pink sheets which were are currently not listed on and may never be approved for listing (quotation) on.

33 states have what is commonly referred to as a "manual exemption" for secondary trading of securities, such as those to be sold by the company pursuant to this circular. In these states, so long as we obtain and maintain a listing in an acceptable manual, secondary trading of our common stock can occur without any filing, review or approval by state regulatory authorities in these states. These states are: Alaska, Arizona, Arkansas, Colorado, Connecticut, District of Columbia, Florida, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Nebraska, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, Texas, Utah, Washington, West Virginia and Wyoming. We cannot secure this listing, and, thus, this qualification, until after the registration statement of which this Prospectus is a part is declared effective. Once we secure this listing, secondary trading can occur in these states without further action.

We currently do not intend to and may not be able to qualify securities for sale in other states which require shares to be qualified before they can be sold by our company.

The securities are to be sold through or by any FINRA licensed broker/dealer or brokerage company as it will be listed on quotation systems operated by the Pink Sheets quotation system. The company's securities will be listed by an appropriate market maker (similar to a specialist) following appropriate procedures. Stock dealers and brokerages almost all have their companies and securities purchase systems assessable via the world-wide-web. The nature of the world-wide-web is that is accessible world wide and we have no idea who will access stock brokerages online and purchase our stock and where such purchasers will live and what jurisdiction and laws exist where these purchasers live. it is impossible to know who will investigate our stock and want to purchase it and where these persons live.

The Company has not yet registered in any state its securities but will willfully register in any state where registration seems appropriate. The Company can not be sure of who purchases its stock and if any state laws are violated. If the company were to ever advertise itself or its offering it would be sure to mention which states buying shares of its stock in may be found to be prohibited and ask residents of such states to not purchase the company's securities if they live in such areas.

Pursuant to Commission Release No. 33-7233 (October 6, 1995) all SEC filings filed with edgar (if any such filings exist which are unlikely), all press releases of the company, all public financial statements etc will be made available at all times on the company's website www.usamadeoil.com to satisfy delivery requirements.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

N/A

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

Unregistered Securities were sold to the Officers of the Company James R. Perry and Jason Perry who each purchased 50 shares of unregistered Class A Series 2 stock.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

No Securities have been sold in the last year

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

No Securities have been sold in the last year

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No other offerings exist

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

N/A

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

N/A

(2) To stabilize the market for any of the securities to be offered;

N/A

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

N/A

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

N/A

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No Experts Used

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No Document Was Created and distributed before the filing of this instrument.

PART II —OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form S1, 17 CFR 239.11, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

* *

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

A Circular Prepared using Circular Model A:

Standard Production Wells

Standard Production Wells Corporation
(Exact name of Company as set forth in Charter)

Type of securities offered: Common stock (capital stock)
Maximum number of securities offered: 5,000,000
Minimum number of securities offered: No minimum
Price per security: $0.50
Total proceeds: If maximum sold: $ 2,500,000 If minimum sold: $ No minimum

Is a commissioned selling agent selling the securities in this offering? [] Yes [X] No
If yes, what percent is commission of price to public? _%
Is there other compensation to selling agent(s)? [ ] Yes [X] No
Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[X] Has never conducted operations.
[ ] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

TABLE OF CONTENTS

Page

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 22 pages PLUS EXHIBITS

THE COMPANY

Exact corporate name: _ Standard Production Wells Corporation

State and date of incorporation:_Texas June 29 2011

Street address of principal office: 3903 Cedarwood Dr. Pearland TX 77584

Company Telephone Number: 713 822 7660

Fiscal year: ENDS 12 – 31
(month) (day)

Person(s) to contact at Company with respect to offering:
Jason Perry – 3903 Cedarwood Dr. Pearland TX 77584
Telephone Number (if different from above): (713) 822 7660

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

1. WE DEPEND ON THE EXPERIENCE OF OUR EXISTING MANAGEMENT TEAM AND THE LOSS OF ANY ONE OF OUR EXECUTIVES TO DESERTION OR DEATH WILL AFFECT OUR ABILITY IMPLEMENT OUR BUSINESS PLAN.

Our performance is substantially dependent on the performance of James Perry and Jason Perry. Each of these executives is knowledgeable about our company and business plan. The loss of the services of any of these key employees would require us to expend time and resources to seek a replacement. We would also have to invest in training and educating such replacement about our business. We have limited resources and it may be difficult for us to offer compensation that would allow us to attract well-qualified executive officers. If the replacement has less experience than our existing executive officers or does not understand our business as well, we may not implement our business plan successfully. Without the expertise of either of these two officers we may be forced to curtail operations or, ultimately, close the business entirely. If such closure were to happen your investment would be worthless.

2. OUR CEO AND COO POSSESS SIGNIFICANT CONTROL OVER OUR OPERATIONS, AND BECAUSE OF THIS THEY MAY CHOOSE A PLAN OF ACTION WHICH WILL DEVALUE OUR OUTSTANDING SECURITIES.

The CEO and COO of the company currently have a voting majority if they end up voting in unison at meetings of shareholders. Accordingly, these individuals possess significant influence on matters. These matters include the election of directors, mergers, consolidations, the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. This amount of control by our founders gives them substantial ability to determine the future of our Company, and as such, they may elect to close the business, change the business plan or make any number of other major business decisions without obtaining the approval of shareholders. This control may eventually make the value of your investment worthless.

3. IF WE DO NOT MANAGE OUR GROWTH, WE MAY NOT BE SUCCESSFUL.

We are currently a very early-stage company. In order to become profitable, we will need to substantially grow our business. Our growth is expected to place a significant strain on our managerial, operational and financial resources. Our systems, procedures and controls may not be adequate to support our operations and we may not be able to achieve the rapid execution necessary to successfully offer our products and implement our business plan. Our future operating results will also depend on our ability to add additional personnel commensurate with the growth of our business. If we are unable to manage growth effectively, our business, results of operations and financial condition may deteriorate and our business may fail. As a result, you may lose some or all of your investment.

4. WE FACE INTENSE COMPETITION, AND IF WE ARE NOT SUCCESSFUL IN EXCELLING AGAINST OUR COMPETITION OUR BUSINESS COULD FAIL.

While we do not face competition in so far as the ability to sell our product as the product will be sold before it is produced inasmuch as there will be agreements related to our wells that will guarantee that all of our product will be purchased no matter how much of it we produce to a company that purchases crude oil. We do face intense competition among other persons, groups, parties, etc who also purchase small oil wells. This competition increases the sales price of a well. We may not be-able to properly compete with these others and that could some how cause our company to fail and your investment to be made worthless.

5. ANY BUSINESS INCLUDING OUR OWN IS SUBJECT TO GOVERNMENT REGULATION WHICH MAY INCREASE OUR COSTS AND REDUCE OUR

MARGINS.

Our operations are subject to inspection and permitting by State, County, and City level authorities. Failure to keep current in our permitting could cause the closure of our business and the further failure of our business which could cause you to lose some or all of your investment. It is a literal and human impossibility to know all regulations of all cities, counties, and states. It is the nature of governments municipal, county, state, and federal to notify businesses of their believing a company is in violation of some regulation the company may have not have know even existed. These governments more often than not demand the business be made to be compliant. Some regulation may be introduced to us that we cannot comply with causing an operation of ours to be forced to close and your investment hurt or made worthless.

6. THE PROFITABILITY OF OUR FUTURE OPERATIONS IN MINERAL RIGHTS DEPENDS ON COMODITY PRICES RELATED TO NATURAL RESCOURCES IF SUCH RESCOURCES BECOME DEVALUED WE MAY NOT GENERATE ENOUGH RETURN OFF OF OUR INVESTMENTS AND WE WILL FAIL.

Payments are issued to the companies and people who own production wells. Our company plans to own such mineral rights. The amount of our future royalty payments will be calculated by the prices of commodities. Such commodity prices can fall and make our royalty payments smaller or non existent. If commodity prices fall greatly we will fail.

7. WE MAY SECURE PRIVATE CAPITAL FROM PRIVATE ORGANIZATIONS OR INDIVIDUALS WHOSE LOAN AGGREEMENTS MAY CAUSE US FINANCIAL STRESS AND FAILURE

We may seek if we choose to purchase mineral rights with partial financing by private individuals such as hard money lenders (who are lenders who may charge us interest rates higher than that of commercial banks) or mineral rights financing companies. Repaying this debt, related fees, or servicing may cause us later distress and eventual failure. Also some unexpected events could occur related to this debt and cause us to fail. This propensity of failure related to debt could end up costing you some or all of your investment.

8. WE MAY PURCHASE A WELL THAT HAS A DEFECTIVE TITLE

We may purchase a production well and later learn the person who conveyed the well to us did not have the right to convey it which may cause us distress and the possible loss of a the well and our consideration paid for such a well. In such a problem were to occur our company would seek relief from all courts we could seek relief and vindication from such as but not limited to civil or criminal courts. We will investigate if it is possible to purchase title insurance for such a non-real property transfer as an oil lease and equipment purchase. We may not be able to find such title insurance which would me if we purchased a well with a bad conveyance we could possible have lost our money and the well which could cause us to fail making damage the sales value of investment or make it completely worthless.

9 WE MAY OR MAY NOT BE ABLE TO OBTAIN A GEOLOGIST CONSULTANT CAUSING OUR BOARD TO INTERPRET ESOTERIC GEOLOGICAL DOCUMENTATION

It is the nature of a production well to only produce if it has oil reserves. When we purchase a production well we will be induced by the selling organization to purchase their well based on documentation by an *independent* geologist who may be biased. We will be required to evaluate esoteric geological information to which we have no ability to evaluate. We will seek to obtain a geologist consultant. Even if we obtain such a consultant the geologist may make a mistake and miss evaluate the documentation and confirm the existence of oil reserves that do not actually exist. Geologist have the ability to make mistakes. Also the inducing organization may make statements with out veracity that cause our company later damage. We may never obtain a geological consultant and have to evaluate documentation ourself which we will most likely not understand and fail to properly evaluate. In General we state it is possible that we could buy a well that is with out sufficient oil reserves cause it to not operate or produce oil for a reasonable length of time to recoup our investment in the well causing us loss of capital, and possibly causing us to fail and your investment be made worthless.

10. WE WILL PURCHASE TURN KEY OPERATIONS THAT HAVE CONTRACTS TO SELL OIL; THE TERMS OF THOSE CONTRACTS MAY CHANGE CAUSING US TO FAIL

We will purchase turn key operations that have agreements in place to allow us to sell oil and receive compensation for oil we produce. These existing agreements may be broken causing us to not be able to find someone to purchase our oil and causing us to incur no revenue and causing us to fail. Also there will be existing maintenance agreements with organizations to maintain our wells. The organizations may decide not to maintain our well at some point causing it to eventually fail if we do not find a replacement maintenance company. If the existing contracts we receive when purchasing the turn key operation are terminated we will fail. You investment will be damaged or made worthless.

RISKS RELATED TO OUR STOCK

11 WE MAY CANCEL THIS OFFERING AND ISSUE REFUNDS WHICH MAY BE INCOMPLETE

We may this offering as described in questions 26 and 27 of this instrument. These refunds may be incomplete or non existent. These refunds will not contain interest payments. Any investment you make in our company should be considered worthless if it is made before such a time that the committee of our board described in question 26 and 27 of this instrument decide and announce that as a matter of fact we will not be canceling the offering. However your investment may be later made worthless as purported in the rest of these listed risk factors.

12. THERE IS NO MARKET FOR OUR COMMON STOCK AND THEREFORE, YOU MAY FIND IT EXTREMELY DIFFICULT OR IMPOSSIBLE TO SELL YOUR STOCK.

Currently, there is no market for our common stock. Because of this, it is difficult to determine how much our securities are worth. This makes an investment in our stock very speculative. In addition, even if a market does develop for our securities, it is likely that it will be illiquid and sporadic. You may find it very difficult to sell your stock.

13 EARLY INVESTORS WHO INVEST BEFORE THE COMPANY CERTIFIES THAT ENOUGH FUNDS HAVE BEEN RAISED TO CONTINUE MAY NOT RECIEVE FULL REFFUNDS AND MAY LOSE SOME IF NOT ALL THEIR CAPITAL

As stated on the cover-page early investor's principle may be used for advertising insure a more complete subscription of our offering. If the offering is canceled after their principle is used for advertising they may receive incomplete refunds. The investors who invest before such a certification should expect their retrieval of most of their principle in the event the offering is canceled to be highly unlikely.

14. A TRADING MARKET MAY NOT DEVELOP FOR OUR COMMON STOCK AND YOU MAY FIND IT DIFFICULT OR IMPOSSIBLE TO SELL YOUR SHARES FOR THE FORESEEABLE FUTURE.

Our common stock does not currently trade in any market or exchange. We intend to list our shares on the Pink Sheet quotation system but we may not be successful in making that listing. If a trading market does not develop for our common stock, you may find it difficult or impossible to sell your shares.

15. "PENNY STOCK" RULES MAY MAKE BUYING OR SELLING OUR SECURITIES DIFFICULT WHICH MAY MAKE OUR STOCK LESS LIQUID AND MAKE IT HARDER FOR INVESTORS TO BUY AND SELL OUR SHARES.

Trading in our securities is subject to the SEC's "penny stock" rules and it is anticipated that trading in our securities will continue to be subject to the penny stock rules for the foreseeable future. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities.

16. IF OUR STOCK DOES TRADE IN A MARKET OR EXCHANGE, OUR STOCK PRICE IS LIKELY TO BE VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL SHARES OF OUR COMMON STOCK AT OR ABOVE THE PRICE YOU PAID.

Prior to this offering, our common stock has not been traded in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The trading price of our common stock following this offering is therefore likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

- Quarterly variations in our results of operations or those of our competitors.
- Announcements by us or our competitors of acquisitions, new products, significant orders, commercial relationships or capital commitments.
- The emergence of new sales channels in which we are unable to compete effectively.
- Our ability to develop and market new and enhanced products on a timely basis.
- Commencement of, or our involvement in, litigation.
- Any major change in our board or management.
- General economic conditions and slow or negative growth of related markets.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

17. WE WILL INCUR INCREASED COSTS AS A RESULT OF BEING A PUBLIC COMPANY WHICH MAY ERODE OUR WORKING CAPITAL.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. While we will not be a fully reporting company inasmuch as meeting the reporting requirements of most publicly traded companies who are audited and report to the commission, the company will still seek independent audits from a Texas CPA to insure transparency to investors. Such audits will be expensive (there is no time frame currently as to when we expect to retain a Texas CPA).. Also the Company may choose a course of action that will require us to become fully reporting with the commission (such as moving to a prestigious securities manual, taking part in a secondary offering, etc).

We do not anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 Or Dodd Frank Act; However we may one day be required to meet such requirements which are expensive to meet. We expect if we had to meet the requirements of these rules and regulations it would increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which we do not currently have, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If our costs increase, our working capital will decrease.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. We generally use words such as "believe," "may," "could," "will," "intend," "expect," "anticipate," "plan," and similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the reasons described in our "Risk Factor" section. Although we believe the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made, and our future results, levels of activity, performance or achievements may not meet these expectations. We do not intend to update any of the forward-looking statements after the date of this document to conform these statements to actual results or to changes in our expectations, except as required by law.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks
that could be important.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions where details of the risks are described.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

It is the issuers understanding that in a period of contemporary American history small oil projects were able to be completed, but were not as such projects were not economically feasible. When Oil reach $100 the news media in Texas covered the creation of many new wildcatting operations who found the possibility of creating a small production well retrieving small amounts of oil daily as economically feasible with $100 oil. The company feels small production oil wells are possibly profitable for the issuer even in times of lowered sales prices for the commodity oil as they would be operationally profitable from a cash flow basis and the company plans to operate not create oil wells. The reason lowered prices reduces the creation and sales of wells is that the issuer has observed that more often than not the creators of wells create them to resell for a short-term profit. Their short term profit would be diminished in that scenario as the equipment and cost to create the well over powers the price the wildcatter can sell the oil well for because wells sell based on a multiple (often 200% to 300% of yearly earnings). Lowered commodity prices effect the supply of small production wells that can be purchased, but not the profitability as wells are sold based on a earning multiple. Even if the multiple caused the well to sell for less than the equipment and drilling's original cost the drilling and equipment is there and most likely can not in an economically feasibly way be undrilled and uncreated.

These "wildcatters" who operate in Texas and southern states, locate, obtain leases to, drill and create wells, and then create turn key operations to be sold to holdings companies for a fast profit for the wildcatter. The prices the wildcatters sell for are based on a multiple of expected profits at current oil prices. These wildcatters sell the wells that have electricity, have a storage system for oil or pipeline system of distribution. That have contracts with a maintenance company who more seldom then not send a person to visually inspect and preform maintenance on the well every day (costing as our research suggests around $1,000 monthly per well). Wells also are sold with General liability insurance policies available in the case of catastrophe. These wildcatters sell these operations to holding corporations who own them as almost passive investments despite the holding companies directly owning such operations. The investments seem passive inasmuch as maintenance companies maintain the wells and the holding company does not physically work at the well. When the wells are sold there is already in place agreements with an organization to buy all the oil the well produces.

The oil is sold at facilities that buy oil who have in the ground pipelines that send the oil facilities that refine the oil. In the Issuers native Pearland Texas there are near by places that purchase oil such as in FreePort & The Houston Ship Channel where large ship are joined with a facilities that removes the ships oil. The oil is eventually delivered to a refinery. The issuer would sell the oil to a logistics company who moves oil to eventually these refineries. It seems to the issuer, though it may be a false illusion and the issuer is in fact wrong, that the issuer sees such refineries as relatively speaking to the amount of oil the issuer could produce that the issuer could limitlessly to sell oil to such organizations. We may be wrong and they may decide that they only want to buy some quantified amount of oil from us, or no oil at all. These organization operate "refineries" around the issuers native Pearland in a geographic area being below the city of conroe but easting between western and eastern most points of Sealy, Texas and Lake Charles, Louisiana.

Such refining operations, if the commission can accept as fact despite the unbelievability of the fact, refine literally Billions of barrels of oil a year and turn the oil to use-full products such as Gasoline. The issuer names a few of these operations now in this instrument by their colloquial names that would be recognized by most persons of Houston, not by their legal names: as the famous oil companies often have eccentric legal names for the facilities that would not be recognized by most persons:

Exxon – Bay Town Texas
The Bay City Oil Refinery – Bay City Texas
BP – Texas City
Marathon – Texas City
Marathon – Freeport Texas
Cheveron – Port Aurthur
Shell Oil – Deer Park Texas
Marathon – Deer Park Texas
Phillips Petroleum – Pasadena texas
The Lake Jackson Refinery – Lake Jackson Texas
Ventech – Pasadena Texas
The Pasadena Oil Refinery – Pasadena Texas
Ammaco – Texas City
Sun Oil – Corpus Christi texas

The issuer understands that not all readers of this instrument may have never seen a refinery in person. These refineries can be like in the case of Exxon on Decker in Bay Town Texas the size of a small town, have their own company restaurants with company chefs, their own office buildings and campuses. These facilities employee thousands of people. The County of Harris taxes theses refineries as if they had the replacement value of billions of dollars per each facility.

Such facilities require a seemingly limitless demand of oil to meet the requirements of America's needs. The Demand is so much that Large ships are loaded with oil from places like Africa and are unloaded as aforementioned in Houston's Ship-channel and Freeport. The Company would sell to a logistics company that delivers oil to eventually such refineries. When the company purchases the oil wells it will purchase them in a turn key fashion with contracts with logistical companies in place who will purchase our oil, despite how much we produce. The contract maybe served someday and we may not find another company to purchase our oil causing us to fail.

When We purchase a well part of the due diligence will be insuring the well actually has oil reserves that can be retrieved, for that management must rely on reports by independent geologist to which management can not comprehend. The management will retain a college professor who is a geologist with a PH.D in geology. It is the case by the management's observations that more seldom than not geology professors at community colleges and even at the CEO's alma mater were older oil company geologist who semi-retired by teaching at community colleges and universities. It is the nature of Houston to have a lot of persons in it who work in the oil industry and then later retire in the city and its surrounding areas. We feel a college professor with oil experience would have the free time to interpret the reports supplied to us. We will offer to a geologist shares subject to rule 144 as compensation for his services. We state that we would like to reserve such shares on a continuous basis under rule 415. We may never be able to find a geologist and have to interpret such documentation about oil reserves our self. We may interpret the documentation wrong a buy a well that does not have the state reserves (See risk statements).

TO CLARIFY: the company is not currently investigating the purchase of or has any contracts to buy any wells anywhere, nor has it ever, nor has the company ever purchased a well, or currently owns one.

Management has seen turn key wells for sale from $50,000 to $7,500,000 in cost that are ready for small businesses to purchase.

Turn Key wells are sold on Merger and Acquisitions websites such as but not limited to www.bizbuysell.com (who sells for M/A companies and assets valued from $500 to $50+ million), investments-and-acquistions.com, and others.

We will not maintain the operations directly we will rely on maintenance contractors who maintain pumps/wells for companies.

WE WILL NOT IN ANY WAY be exploring, speculating the existence of, drilling for or searching for oil. We will only purchase pre-existing operations.

The City of Houston's surrounding areas within a few hundred mile radius has many properties with oil well operations that are small, reliable and easily managed that produce high return on investment. These are the type of investments we'd like to make. However we will not limit our search of possible operations to purchase to the geographic area of Houston. We will limit our search to American and Canadian oil wells. It would be unlikely for our company (but not impossible) to choose to invest in wells not in southern (specifically south west) states of the United States such as but not limited to Texas, Louisiana, New Mexico, or Oklahoma.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development,

including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

We will produce crude oil which is a substance that has value. Companies will purchase it from us. The product is extracted from the ground via machinery. We will offer no new products, we will develop no new products. As we have no new products no new products are in any stage of development. The services are to be rendered for sale by having them delivered through a method of logistics to eventually a refinery who purchases oil. We have no existing contracts but we will purchase wells that have existing supply contracts related to the supply of maintenance to our wells and contracts existing allowing us to sell the oil we produce if these contracts are terminated we will fail (See risk statements).

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition. Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

Trends in the demand for oil produced in America are in the management's opinion less than as volatile as other industries inasmuch as demand for the product is that it is always in demand. America can not produce enough oil to meet demand. It is so in demand when companies can not get enough oil produced in America they import oil to be brought over on boats. Oil is so valued by these organizations they commission the construction of large tanker boats to bring the substance over. The Question of trends the Commission should be interested in is the trend in the accepted price of the commodity of oil. For information on that trend we ask the commission to look to their sister agency of the United States The Department of Energy of the United States who feels Oil Demand will increase by 30% by 2020 (See http://www.eia.doe.gov/steo/). Increased demand most likely will caused increased prices, but no way of knowing commodity prices are a sure bet. Prices may fall so low that it causes our company to fail.

We will have substantial competition that we will in no way be able to effectively compete against. It would seem to the commission our competition is unknown, unfamous, and consistently newly formed LLCs with little or not operational history. That is not the case despite the illusion that it is as we describe now in this instrument.

Our competition in the industry or arena of oil production in Texas (and other states and territories that we have a propensity to operate in as we previously described) are largely "LLC" type companies organized under the Texas Businesses Organization Code (an other such LLC type organizations largely with formations in Texas as so many oil producing organizations make their domicles in Texas or formed in Delaware). However these LLC type companies are not limited to formation in such states. These LLC type companies operate with out shares of stock or defined owners and act almost as a trust agreement between parties related to these LLCs that put their oil producing properties and entities in a trust like state via a created a "management agreement." The management personnel of the LLC act as trustees who oversee the property and capital put into the LLC by the member parties described in the management agreement.

Because of this phenomena it is in the public record that our encountered competition are seemingly unfamous, non wealthy, LLCs who often seem newly formed, with out experience, and have only one property. It is the reality that these LLC's have as member parties of their management agreements organizations who have seemingly and relatively stated endless capital and influence.

An example would be a recent shale project in Bexar County, Texas. The project was developed by a special purpose organization with member managers who were none other than Compano of Houston, Texas & Baker Hughes of Houston, Texas both being famous and wealthy companies who had the ability and did in reality place capital into the project that allowed the organization to build the $30 million dollar project. The member organizations just happened to just have such enormous amounts of capital in current assets as the member organizations are just that wealthy. In Bexar County Texas a group of lobbying type persons and attorneys who represent the interest of Compano and Baker Hughers as reported in the Houston Chronicle descended on the region to inform Bexar County of the 400 jobs that would be created In the project. Bexar County decided to grant tax abatements to the development as it felt as reported by the Houston Chronicle the project was a "big deal." The county Judge stated that "everyone" was working on the Bexar project. It would be unlikely that entire teams of county judges would ever work tirelessly to help our company in achieving a goal.

Our company is with our billions of dollars in cash or cash equivalents. We are with out a venerable and seemingly absolute phalanx of geologist, experienced managers, engineers, and attorneys. We could in no way compete on any level with our competition who are publicly traded Energy companies with market capitalizations that if combined would be measured in the many trillions of dollars.

Our competitors use their special purpose organizations to be able to partner with each other to reduce risk. It is doubtful a billion dollar oil company would ever partner with us.

We in no way feel we can compete at all with our competitors who include but are not limited to: Exxon Mobile, Chevron, Royal Dutch Shell, Compano, Baker Hughes, BP, Marathon, Hess, Shlumberge who all happen to have principle offices in Houston, Texas and surrounding areas.

Our company still feels despite our impotence that we will be able to be profitable because our competition is so successful. It is our opinion that our competition is so successful they they just will not be interested in production oil wells that produce 1 to 10 barrels of oil a day (the type of wells we plan to purchase but are not limited in purchasing). We believe our competitors would feel that it is simply not worth the effort of their organizations to even purchase these wells or devote any time to them when they are often via their special purpose LLCs they form in partnerships with each other (or competitors work with each other they most likely would never work in unison with our company) producing entities that produce if the commission will believe it despite its being unfathomable millions of barrels of oil every single day.

However we may be wrong, our competitors may form some organization someday with each other that has the purpose of buying small production wells and if such they will be able to so effectively out do all of our efforts to purchase and be profitable in the business of buying and owning small production wells that we would most likely fail and be put out of business. In that case our shareholders stock would be made worthless.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

We will in no way attempt to market our product or penetrate into any retail market or advertise in any retail fashion. The company finds it more than counterintuitive to penetrate or advertise in a retail fashion to the public. We feel, and the commission may agree that the average American person simply does not need to purchase crude oil. As we do not feel we could sell oil to the public we will just not attempt to do so.

We will only "advertise" our product in as much as locating companies to purchase our oil via Fax, Mail, or Electronic mail. We might send them interest communications to induce their purchasing our product if we lose the existing contracts that come with our purchase of turn key operations as discussed in our risk factors and otherwise stated in this instrument.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date. Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

We have not commenced operations yet.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

We have two employees being our CEO/CFO and our COO. They are volunteers who receive no consideration for their work. We may hire up to two more employees within the next 12 months to help operations. They will most likely be work from home part time employees to do clerical accounts payable type work. We have no union employees or persons threatening to strike, or any such disputes in the history of our company.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

We own no real estate and have absolutely no property or any financial responsibilities.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

We have and depend on no patents or intellectual property. We may in the future, but do not currently have any confidentiality agreements or non-compete agreements. We do no plan to do any research or development projects or currently have any.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

We will be subject to the laws related to mineral retrieval of state, county, municipal, and federal levels. As we are not certain as where or what jurisdiction we will purchase such retrieval operations we are not sure as to what laws we will be subject to. We plan to diligently research laws of the jurisdictions we eventually operate in, and possibly retain Counsel to aid our company. Obviously such laws could cost us financially to deal with such regulations and could cause our company to fail.

We note that we will most likely operate in the United States which is with a federal government with the power to regulate commerce and as such can enforce and does enforce laws on a federal level that we will have to meet no matter where we operate in the United States. As such we plan to meet the requirements of the Federal Government.

The government has many Organizations who are interested in the regulation of our business who act on statutes of law that include:

Enforced by the Federal Government In General:
Mineral Leasing Act of 1920 (30 U.S.C. § 181 et seq.)
Mining and Minerals Policy Act of 1970 (30 U.S.C. § 21 et seq.)
Federal Land Policy and Management Act of 1976 (43 U.S.C. §1701 et seq.
Federal Oil and Gas Royalty Management Act of 1982 (30 U.S.C. § 1701 et seq.)
Federal Onshore Oil and Gas Leasing Reform Act of 1987 (FOOGLRA) (30 U.S.C. § 181 et seq.
Enforced by the Environmental Protection Agency (EPA)
National Environmental Policy Act (NEPA) (42 U.S.C. § 4321 et seq.)
Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA) (42 U.S.C. § 9601 et seq.)
Clean Water Act (CWA) (33 U.S.C. § 1251 et seq.)
Clean Air Act (CAA) (42 U.S.C. § 7401 et seq.)
Enforced by the Bureau of Land Management
43 C.F.R. § 3101 - Issuance of Leases -
43 C.F.R. § 3101.1-3 - Stipulations and Information Notices -
43 C.F.R. § 3101.1-4 - Modification or Waiver of Lease Terms and Stipulations -
43 C.F.R. § 3102.5 - Compliance, Certification of Compliance and Evidence -
43 C.F.R. § 3104.1 - Bond Obligations -
43 C.F.R. § 3104.5 - Increased Amount of Bond
43 C.F.R. § 3108.3 - Cancellation -
43 C.F.R. § 3150 - Onshore Oil and Gas Geophysical Exploration -
43 C.F.R. § 3160 - BLM (DOI), Onshore Oil and Gas Operations -
43 C.F.R. § 3161 - Jurisdiction and Responsibility -
43 C.F.R. § 3162.3 - Conduct of Operations -
43 C.F.R. § 3162.5 - Environment and Safety -
43 C.F.R. § 3164.1 - Onshore Oil and Gas Order Number 1, App
36 C.F.R. § 228.8 - Requirements for Environmental Protection -

There may be other organization and agents of the federal government who enforce these laws or enforce other laws that are not listed above. It is our contention that it is the expected reasonable behavior of any government Federal, State, County, or Municipal to if they feel our company violates their laws to contact us in writing and demand our compliance. We may receive such a demand and not be able to meet the requirements or in general comply with the law which may cause our company to fail.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.
WE have no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

We have had no such events we are newly formed and have no history of recapitalizations, mergers, acquisitions, spin-offs, etc. We have no similar pending or planned future events such as recapitalizations, mergers, acquisitions, spin-offs, etc.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
1.	Stock Offering	Subscription of Stock offering raises funds	occurs at listing on securities Manual (if such listing ever happens) Period lasts 6 to 18 months (see question 26 & 27)
2.	Identify wells	Company outlines list of Available Wells they would be interested in purchasing via searching various M/Awebs sites (see question 3(a))	Directly After offering Period, task should last 2 weeks
3.	Get interest Documents	Seek electronic delivery of Interest documents of wells company is interested in purchasing. Also we or maybe not be successful during This period in retaining a geologist (see question 3a).	After 2 week period described above, task should last 2 to 3 weeks

4.	Make decisions on wells to purchase, negotiate and purchase Wells	The company will investigate interpret and decide on interest documentation. We will Contact appropriate parties and negotiate and purchase from the parties and begin operation.	After period of above, task could last 1 to 6 months
5.	Operate Wells	The wells are turn key we should incur revenue from the purchase of these wells and within a few months be profitable in owning such wells	After above period a period of 2 to 4 months for our being able to completely begin and realize profitable operation
6.	Staffing.	We may obtain further staff at this point such as clerical staff or Accounts payable/receivable workers at this point as we would be most likely cash flow positive	after above period. Task should take 1 month.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

The company has no rent, no salaries, no responsibilities. Currently the company maintains a website. That cost $50 a year. That is our only cost. As such we have a small break even point. If we have some delay in the above list of events it should not cause us that much harm and will only delay us.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total $_0___($_0__________per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

   Offering Price Per Share $0.50
   Net After-Tax Earnings Last Year Per Share N/A (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $_400_($_0_per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   The current book value vs share price is low, however the company is selling all of its registered shares of stock in the offering and if the maximum amount of the offering is sold the capital raised from the offering will cause us have such a cash infusion our book value would be more than 60%. However if we do not reach a large subscription level our book value vs share price would be very low and are stock would be very speculative in price.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

   Shares only sold to officers of the class of stock not registered in this offering. As for the class of share registered in this offering no shares have been sold. .

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

The investors will have 100% of our series 1 stock and none of our series 2 stock.

If the maximum is sold: 100%
If the minimum is sold: N/A

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold:1,874,795* (see Question 9)
If the minimum is sold: N/A+

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: 0 these values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be : $0

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$ NA	$ 2,500,000
Less: Offering Expenses		
advertising		15%
Legal		$100
Market Marker & Transfer Agent*		5%
Loss of being able to sell 250,000 shares as they are reserved for consideration for a geologist (see question 26 &27)		$125,000
Postage		$25
Copying & Other (Specify):	$	$80
Added income from the sale of our series 2 stock which is not registered in this offering		$0
Gross Proceeds from Offering assuming maximum in expenses		$1,874,795
rent	$0	$0
salaries	$0	$0
Used eventually to purchase Wells and pay expense related to well operation.	$0	$1,874,795
Total Use of Net Proceeds		100%

*No market maker or transfer agent has been contacted by our company or even knows of our offering or is planning to act as our market maker. This figure quoted comes from our research of how much we will lose via the Bid/Ask spread to the market maker for his listing us, paying or listing fees ($6.00 a month) having a staff to trade us and other expenses that the market maker has. Market makers usually charge for famous multi billion dollar in market capitalization companies less than 1 penny per share via the bid/ask spread to trade these famous companies stock. These famous companies however can have more than 1 million shares trade in a single day making the market maker a million pieces of a penny in one day or a considerable daily revenue considering his cost of traders, rent, and other such expenses. As our stock will most likely never have a volume similar to famous companies and therefore for a market maker to be able to make enough revenue off making a market for our shares he would have to charge a much larger bid/ask spread than normal to make up for our expected much smaller volume.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.
Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

No minimum amount is needed to be met to use proceeds. Its is very likely that after some initial sales of securities is made such proceeds will be used on advertising the sale of further securities. That is reason the commission will notice the 15% estimate of apportioned monies for advertising.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

No other funds to be used.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

No offering funds used to discharge debt.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

As the ordinary business of the company is to own mineral producing operations, then it can be stated no assets will be purchased that are not for the ordinary use by the company.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

No offering funds will be used for reimbursements etc.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

As the company a single yearly expense of $50 for a website (which the board members may or may not personally pay for the company this expense) we see no cash flow or liquidity problems. The website is not for renewal until June 2012

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.
If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

The proceeds should be more than enough capital for the company to exist. The company may purchase mineral rights with approximately 50% financing as simply a way to reduce initial capital outputs of the company to save capital for unseen emergencies that could occur.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	As Adjusted	
	6/11/11 (date)	Minimum	Maximum
Debt:			
Short-term debt (average interest rate ______%)	$ 0	$ 0	$ 0
Long-term debt (average interest rate ______%)	$ 0	$ 0	$ 0

Total debt 0	$ 0	$ 0	$ 0
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
	$	$	$
	$	$	$
	$	$	$
Common stock — par or stated value	$ 0.0001 (series 1) $0.01 series 2	$ 0.0001 (series 1) $0.01 series 2	$ 0.0001 (series 1) $0.01 series 2
Additional paid in capital	$	$	$
Retained earnings (deficit)	$	$	$
Total stockholders equity (deficit)	$	$	$
Total Capitalization	$ 501	$ 501	$ 501
	$	$	$

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
		$
		$
		$

Number of common shares authorized: 5,000,000 shares. Par or stated value per share, if any: $ 0.0001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:
[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ____________
[ ] Other: ____________

15. These securities have: (**SEE BYLAWS**)

Yes	No	
[]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[X]	[ ]	Preference as to dividends or interest
[]	[X]	Preference upon liquidation
[X]	[ ]	Other special rights or preferences (specify): Preference on dissolution (see bylaws)

Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: **N/A**
(1) What is the interest rate?________%
If interest rate is variable or multiple rates, describe: ____________
(2) What is the maturity date?______/____/____
If serial maturity dates, describe: ____________
(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: ____________
(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee
(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices: ____________
(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe: ____________
(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.
How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $_

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $______________________________

How much indebtedness is junior (subordinated) to the securities? $ __________________________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities. – **N/A**

		Last Fiscal Year		
		Actual	**Pro Forma**	
			Minimum	**Maximum**
"Earnings" / "Fixed Charges"	=			
If no earnings show "Fixed Charges" only		__________	__________	

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: **N/A**
Are unpaid dividends cumulative? [ ] Yes [ ] No Are securities callable? [ ] Yes [ ] No
Explain:
Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:
No such restrictions or financing agreements exist.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ 0

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: **(NO COMMISSIONED AGENTS EXIST)**

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

NO FINDERS OR SALESPERSONS EXIST

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

NO FINDERS OR SALESPERSONS EXIST

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:
NO FINDERS OR SALESPERSONS EXIST

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:
NO SUCH STATUS (SUBCHAPTER S) OR SUCH SEPCIAL GROUP STATUS EXISTS
Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[ ] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting This Offering has no minimum . The Proceeds are not escrow-ed. No refunds will be issued if some quantified amount of capital is not raised. There will only be refunds issued if the offering is canceled. These refunds will contain no interest payment. The company asks the commission at this time to exempt 250,000 of the 5,000,000 shares from being subject to a termination date as they are offered on a continuous basis as treasury stocked used as consideration used to pay for a business transaction (the consulting provided by a geologist) which exempts such shares from having a termination date under rule 415 of the 1933 act. If at a future time the company chooses to sell those allocated 250,000 such as if it does not distribute them to some geologist (which would be unlikely) and not have the shares kept at the company will notify the commission within 10 days of such a decision and seek the advisement as to what the commission will require of the issuer (if anything) for the issuer to be able to sell those shares at that later time. The issuer will not sell such shares until

after the commission and the issuer reach an agreement on the sale of those shares. The other 4,750,000 shares are to be offered for sale immediately at the time the subscription period begins for this offering. The Board of the issuer will form a committee who will meet six months after the beginning of the subscription period in which the committee will determine if a subscription level has been reached to ensure that the company can continue for its purpose and be profitable, if not the company will cancel the offering and issue refunds. The committee may choose to enact a continuance and meet six months after that date. The company will only allow the committee to take a maximum of two continuances, which empowers the investors to know if an adequate subscription level has been reached by 18 months after the subscription process begins. To insure the integrity of the possible refunds, The company will make no acquisitions, or use the funds for any purpose other than advertising (see use of proceeds), until this committee has certified the company has reached an adequate subscription level and can proceed to make acquisitions and be profitable. The subscription period will be considered to have begun on the day of our listing on the Pink sheets (which may never occur) as we will not sell shares until such listing due to jurisdictional matters (see jurisdiction section). The company may use some of the early investor proceeds for advertising cost to increase the subscription base which may cause the company to in the event of a refund issues inadequate refunds inasmuch as investors may not receive all of their principal back in the refund process. This loss of principle is a risk investors must take in investing in our securities, such a risk is outlined in our risk statements, we ask investors to closely read all of our risk statements.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:
If the committee of the board who addresses the possibility of a cancellation, and decides to cancel our offering and therefore issue a refund we will promptly contact any securities manual we are quoted on and ask that our shares be stopped from trading. After such an act we will ask our transfer agent (if any) or the person managing our transfer book and ask that they Prepare a list of shareholders and create an apportioned refund based on the total amount of proceeds we have in our depository account. It would be more likely than not that investors would receive an incomplete refund.

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

We have no restrictions on the transfer or sale of our stock. The Commission however does have restrictions. Shareholders may be subject to transfer or sales restrictions of the commission.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

NO DIVIDENDS HAVE EVER BEEN PAID

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: Chief Executive Officer

Name Jason G Perry Age: 26

Office Street Address: 3903 cedarwood dr. pearland tx 77584 Telephone No.: (713) 822 7660

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Vice President – Carlyle I ULTRA – Houston TEXAS - From Dec 2006 to present

In regards to Carlyle I ULTRA Jason was the vice president of the company. He operated full time working 45 to 70 hours a week as Chef of two restaurants the company owned (though not concurrently the company had one restaurant it sold then operated its second restaurant). Jason Perry was chef and operator of the companies Deli (which was sold) and then Chef of its second restaurant. Jason Perry also handled advertising, and accounting. Jason also handled interactions with the Taxing Authorities. Perry also worked as janitor cleaning the restaurants. Jason also remodeled the second restaurant to code with a pneumatic set of tools. Perry also served as architect for the company's as he taught himself computer aided drafting and the building code and laws of building in the state of Texas. JasonPerry also served occasionally as waiter. He also managed the companies public relations. Perry handled the companies 1-A filing with the commission which was canceled as the company become subject to extensive litigation and Jason Perry felt raising capital for a company undergoing litigation was inappropriate. In Carlyle ULTRA v. City of Houston (2010) a Texas Judge ruled the conduct of employees of the city was so arbitrary the company and Perry would have to sue the employees personally for relief paid from the employees' personal wealth. Perry is working with Carlyle on such a lawsuit. Until Carlyle's lawsuit is completed Jason Perry will continue to work at Carlyle while working at our company. Though his work there will be part time (averaging 3 to 4 hours a week). Carlyle and our company will in no way ever do business with each other as there would be too much of a conflict of interests.

Perry works at our company for at least 40 hours every week. Perry has conceded and revealed to management he has outstanding applications to local schools for academic programs he may begin including a 30 month Doctor of Jurisprudence program beginning January, 2012, 2 other 36 month doctor of jurisprudence programs beginning august of 2012, and 48 month Doctor or Jurisprudence program starting in august 2012. If Perry is accepted and begins one of these such programs he may have to go to a part time employment. Part time employment may cause Perry to not be as effective.

Education (degrees, schools, and dates):
Baccalaureate of Arts – Political Science – May 2010 – University of St. thomas
Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

30. Chief Operating Officer: Title: Chief Operating Officer

Name: James R Perry Age: 60

Office Street Address: 3903 cedarwood dr. pearland tx 77584 Telephone No.: (713) 822 7660

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
President – Carlyle I ULTRA – Houston TEXAS – From Dec 2006 to present

In regards to Carlyle – James Perry worked at Carlyle for 35 to 60 hours a week manged many aspect of the company. He also worked at carlyle's restaurants as occasion waiter, janitor, dishwasher. James Perry also helped build physically and develop the second restaurant. James Perry served as Carlyle's chief executive being its *president.*

Education (degrees, schools, and dates):
Alvin Community College – Associates Degree Respiratory Care 12/1994
San Jacinto Community College – Associates Degree – Air-conditioning 5/1990
Also a Director of the Company [X]Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: Chief financial Officer
Name Jason G Perry Age: 26
Office Street Address: 3903 cedarwood dr. pearland tx 77584 Telephone No.: (713) 822 7660
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Vice President – Carlyle | ULTRA – Houston TEXAS - From Dec 2006 to present

In regards to Carlyle | ULTRA Jason was the vice president of the company. He operated full time working 45 to 70 hours a week as Chef of two restaurants the company owned (though not concurrently the company had one restaurant it sold then operated its second restaurant). Jason Perry was chef and operator of the companies Deli (which was sold) and then Chef of its second restaurant. Jason Perry also handled advertising, and accounting. Jason also handled interactions with the Taxing Authorities. Perry also worked as janitor cleaning the restaurants. Jason also remodeled the second restaurant to code with a pneumatic set of tools. Perry also served as architect for the company's as he taught himself computer aided drafting and the building code and laws of building in the state of Texas. JasonPerry also served occasionally as waiter. He also managed the companies public relations. Perry handled the companies 1-A filing with the commission which was canceled as the company become subject to extensive litigation and Jason Perry felt raising capital for a company undergoing litigation was inappropriate. In Carlyle ULTRA v. City of Houston (2010) a Texas Judge ruled the conduct of employees of the city was so arbitrary the company and Perry would have to sue the employees personally for relief paid from the employees' personal wealth. Perry is working with Carlyle on such a lawsuit. Until Carlyle's lawsuit is completed Jason Perry will continue to work at Carlyle while working at our company. Though his work there will be part time (averaging 3 to 4 hours a week). Carlyle and our company will in no way ever do business with each other as there would be too much of a conflict of interests.

Perry works at our company for at least 40 hours every week. Perry has conceded and revealed to management he has outstanding applications to local schools for academic programs he may begin including a 30 month Doctor of Jurisprudence program beginning January, 2012, 2 other 36 month doctor of jurisprudence programs beginning august of 2012, and 48 month Doctor or Jurisprudence program starting in august 2012. If Perry is accepted and begins one of these such programs he may have to go to a part time employment. Part time employment may cause Perry to not be as effective.

Education (degrees, schools, and dates):
Baccalaureate of Arts – Political Sceince – May 2010 – University of St. thomas
Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel: **NO OTHER KEY PERSONNEL**

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: 2 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):
Jason Perry – Director – 3903 cedarwood dr. Pearland TX 77584
James Perry – Director – 3903 cedarwood dr Pearland TX 77584

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.
OFFICERS HAVE NEVER WORKED IN THIS INDUSTRY

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.
OFFICERS HAVE MANAGED A RESTAURANT START UP THAT OWNED TWO RESTAURANTS THEY ARE LIQUIDATING The company was

founded January of 2007 and operated until December 2010. The company was never insolvent but failed to ever make a profit

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

KEY PERSONEL ARE FULL TIME EMPLOYES OF THE COMPANY AND NOT CONSULTANTS OR INDEPENT CONTRACTORS

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. **NO SUCH INSURANCE POLICIES EXIST**

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.
NO SUCH PETITIONS OR SIMILAR INSTRUTMENTS EXIST

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Series 1 stock					
THE COMPANY ITSELF	0	5,000,000	100%	250,000*	0.05
Series 2 stock					
Jason Perry	0	50	50%	50	50%
James Perry	0	50	50%	50	50%

*250,000 are reserved to be used as compensation for a geologist.

38. Number of shares beneficially owned by Officers and Directors as a group: Before offering:
0 shares (0 % of total outstanding)
After offering: a) Assuming minimum securities sold: 0 shares (0 % of total outstanding)
b) Assuming maximum securities sold: 0 shares (0 % of total outstanding)
(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.
James R. Perry is the Biological Father of Jason G. Perry

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.
NO SUCH LOANS OR AGREEMENTS EXIST

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.
NO GUARANTEES OR COSIGNER AGREEMENTS EXIST

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$ 0	$ 0
Chief Operating Officer	0	0
Chief Accounting Officer	0	0
Key Personnel:	0	0
Others:		
Total:	$0	$ 0
Directors as a group (number of persons)	$ 0	$ 0

(b) If remuneration is expected to change or has been unpaid in prior years, explain: (c) If any employment agreements exist or are contemplated, describe:

NO SUCH REMUNERATION PLANS EXIST

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: ______0____ shares (___0____ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities: **N/A**

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. The issuance of further shares, etc would have to be passed by resolution of the board and voting on by all shareholders of all classes of stock

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

NO SUCH AGREEMENTS EXIST

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

NO LITIGATION HAS EVER TAKEN PLACE

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering,indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

COMPANY IS NOT A S CORPORATION AND POSES NO TAX INCENTIVES FOR SHAREHOLDERS WE ASK SHAREHOLDERS TO ASSUME THE OWNING OF OUR STOCK WILL MOST LIKELY INCREASE SHAREHOLDERS TAX LIABILITIES NOT REDUCE.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete. **N/A**

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A. **SEE ATTACHMENTS**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The statements do not show losses. However we note to potential shareholders that we have no assets & no cash-flow.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The company has never commenced operations so we have no trends. We hope to see an influx in capital from this offering and purchase with that capital a mineral producing operation that will generate cash flow that would greatly change the economic of our company in the next 12 months.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: 0 %. What is the anticipated gross margin for next year of operations? Approximately _%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Our margin would be 83.4% according to our research based on the type of wells we would like to purchase. We read thorugh interest doccuments of example wells currently for sale and found their average margin.

50. Foreign sales as a percent of total sales for last fiscal year: 0 %. Domestic government sales as a percent of total domestic sales for last fiscal year: 0 %. Explain the nature of these sales, including any anticipated changes:

We have not commenced operations and it is expected that will never have foreign revenues.

PART III — EXHIBITS - SEE EXHIBIT INDEX
SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pearland, State of TEXAS on the 6 Day of Sept 2011

(ISSUER) Standard Production Oil Corporation

By (Signature and Title) ______

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

JASON G. PERRY (Signature) ______
(Titles) CEO & CFO

JAMES R PERRY (signature) ______
(Title) COO

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.
2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

EXHIBITS

Standard Production Wells

Standard Production Wells Corporation

(Exact name of Company as set forth in Charter)

PART THREE EXHIBITS

INDEX:
The following index is prepared according to the company's being with out an underwriter and therefore with out an underwriting agreement, with out subscription agreements, without executive or officer compensation plans, with out material contracts, with out our having any patents. We have few to no exhibits.

ITEMS:

Standard Production Wells

Opinion as to Legality of Securities Offered

This serves as a good faith attempt to meet the requirement of an opinion on the legality of the securities that are the subject of the 1-A filing of Standard Production Wells Corporation (herein SPW). This opinion is not to the usual standards of what the commission is used to reviewing as its author is a lay person and is with out a doctorate of Jurisprudence or admission to any state bar.

The registration statement of the company was reviewed and compared with the corporate book of records of the company which include its charter, bylaws, minutes to meetings, and other documents. I assumed the documents were the originals that have been duly executed and were not counterfeits. I feel they are the authentic documents as the are on State of Texas computer generated forms used by the computer system SOS direct. A receipt is in the corporate book which confirms that the board of the company used SOS direct and the state computer generated the company's charter. Such a computer generated charter exists in the corporate book on State of Texas letter head. The charter does stipulate like the registration statement states that there are to be two classes of stock a Class A series 2 stock, 100 in number with the par value of $0.01 and a Class A series 1 stock 5,000,000 in number with a par value of $0.0001. The charter states it will be effective upon the recording of the secretary of state. A certificate showing the charter was in fact recorded also exists in the corporate book. Documents exist establishing the board did meet and authorized and fully issued all shares that could be issued under the charter. A transfer book confirms the owners are as described in the registration statement. A check on the Comptroller of Public Accounts for the State of Texas's on-line corporate database shows the corporation does exist, is in good standing, and has not moved for dissolution. Correspondence also exists in the records from the Comptroller explaining how to file and when to file franchise tax documentation so that the corporation will continue to maintain a clean and valid organization. In conference with the board members the board revealed they had in the past formed a 2007 Texas corporation whose public disclosures and franchise documents were kept up to date with the comptroller which is important as not doing in the State of Texas may cause the Comptroller to force the Secretary of State to make the organization of the company and its securities less than completely valid.

It is in my opinion that the shares are authorized and issued and the securities that SPW purports to sell are legal under the Texas Businesses Organization Code, and Federal Law. It is my opinion that if no discrepancy in material fact reported in the registration statement emerges that could damage the validity of the securities, and as long as the board keeps current with the Comptroller of Public Accounts for the State of Texas the shares will continue to be valid and legal.

However my report does not relate to laws of other jurisdictions or how they will effect the validity or legal status of the shares.

Jason Perry
In his capacity as an individual
& In his capacity as CEO
Standard Production Wells Corporation
3903 cedarwood dr.
Pearland Tx 77584

Standard Production Wells Corporation
INDEX TO FINANCIAL STATEMENTS

Standard Production Wells

REPORT OF chief Financial Officer

To the Board of Directors
Standard Production Wells Corporation (A Development Stage Company)

I have reviewed the accompanying balance sheet of Standard Production Wells Corporation (A Development Stage Company) (the "Company") as of July 20, 2011 and the related statement of operations, stockholders' equity and cash flows for the period from inception to July 20, 2011 . My opinion on these financial statements based on my review. I am not an independent person, I am not unbiased or qualified to audit a company. These reviewed financials are **UNAUDITED**.

I conducted my review in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the review to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. My review included consideration of internal control over financial reporting as a basis for designing review procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. A review includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A review also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that My review provides a reasonable basis for my opinion.
In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Production Wells Corporation (A Development Stage Company) as of July 20, 2011 and the results of its operations and cash flows for the period described above in conformity with accounting principles generally accepted in the United States of America.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not established a source of revenues sufficient to cover its operating costs, and as such, has incurred a theoretical operating loss since its inception. These matters raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that may result should the Company be unable to continue as a going concern. See note 2 to the financial statements for further information regarding this uncertainty.

Jason Perry
Standard Production Wells Corporation
3903 Cedarwood dr
pearland tx 77584

Standard Production Wells Corporation
(A Development Stage Company)
BALANCE SHEET
ASSETS
AS OF July 20, 2011

Current Assets

	Cash	$ 400
	Accounts receivable	$ 0
	Total current assets	$ 400
Total Assets		$400

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	$ 0
Total Current Liabilities	$ 0

STOCKHOLDERS' EQUITY
Common Stock Authorized & Issued:
5,000,000 shares of common stock Class A series 1, par value $.0001 per share
100 shares of common stock Class A series 2, par value $.01 per share
Total Capitalization $501
Total Stockholders' equity ($101)*
Total liabilities and stockholders' equity ($101)*
The accompanying notes are an integral part of these financial statements
* Parenthesis denotes a negative amount

Standard Production Wells Corporation
(A Development Stage Company)
STATEMENT OF OPERATION
FOR THE PERIOD FROM Inception (6-29-2011)
TO July 20, 2011

Revenue
Revenue $ -
-
Expenses
All Expenses $-
Total operating expenses $-
Net income/Loss
$ 0
Loss per share - basic and fully diluted (0.00)
Weighted average shares outstanding
basic and fully diluted
The accompanying notes are an integral part of these financial statements

Standard Production Wells Corporation

(A Development Stage Company)
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM Inception (6-29-2011)
TO July 20, 2011

CASH GENERATED FROM OPERATIONS

Net Income (loss) $ 0
Changes in operating assets and liabilities
Accounts receivable 0
Cash used for operating activities $0
Cash flow from financing activities $0
CASH AT THE END OF THE PERIOD $ 400

Total Change in Cash $0
The accompanying notes are an integral part of these financial statements

---

Standard Production Wells Corporation

(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (Deficit)
Additional Accumulated
Number of Paid in during development
Shares Amount Capital stage Total
Balance as at July 20, 2010
Common stock issued for cash at
5,000,000 shares Issued to be sold for $0.50 (currently 0 shares sold) Par Value $0.0001
Balance at July, 20 2011 $0
The accompanying notes are an integral part of these financial statements

Standard Production Wells Corporation
(A Development Stage Company)
Notes to Financial Statement
July 20, 2011

Note 1 – Nature of business and basis of presentation

Standard Production Wells Corporation was incorporated on June, 29, 2010 under the laws of the State of Texas, for the purpose of owning production oil wells. We are currently in the stage of capital foundation. We plan to purchase properties and/or other prospects that we may acquire interest in and we do not currently offer any products or services for sale.

Note 2 – Going concern

These financial statements for the period ended July 20, 2011 were prepared assuming the company will continue as a going concern. This means that there is substantial doubt that we can continue as an ongoing business. We will need to generate significant revenue in order to achieve profitability and we may never become profitable. The concern emphasizes the uncertainty related to our business as well as the level of risk associated with an investment in our common stock.

The Company has not begun principal operations and as is common with a development stage company. The company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the company does not have significant cash or other material assets, nor does it have an established source of revenue sufficient to cover its operating costs and to allow it to continue as a going concern. In the interim, shareholders of the company have committed to meeting its minimal operating expenses.

Note 3 – Summary of Significant Accounting Policies

Basis of presentation

The Company reports revenues and expenses using the accrual method of accounting for financial and tax reporting purposes. These financial statements are presented in United States dollars and have been prepared in accordance with United States generally accepted accounting principles.

Use of estimates

Management uses estimates and assumption in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Cash and Cash Equivalents

Cash and cash equivalents include short-term cash investments that have an initial maturity of 90 days or less and there were no cash equivalents as of July 20, 2011.

Fair value of financial instruments

Pursuant to ASC No. 820. "Fair Value Measurement and Disclosures," the Company is required to estimate the fair value of all financial instruments included on its balance sheet as of July 20, 2011. The Company's financial instruments consist of cash. The Company considers the carrying value of such amounts in the financial statements to approximate their fair value due to the short-term nature of these financial instruments.

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2
Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3
Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Income taxes
The Company accounts for income taxes under ASC 740 "Income Taxes" which codified SFAS 109, "Accounting for Income Taxes" and FIN 48 "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109." Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.
During the current 2011 fiscal year the company incurred net losses, and therefore had no tax liability.

Per share information
The Company computes net loss per share accordance with FASB ASC 205 "Earnings per Share". FASB ASC 205 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all potentially dilutive common shares outstanding during the period. Diluted EPS excludes all potentially dilutive shares if their effect is anti-dilutive. As of July, 20 2011, there were no potentially dilutive shares.

Stock-based compensation
The Company has not adopted a stock option plan and therefore has not granted any stock options. Accordingly, no stock-based compensation has been recorded to date.

Foreign currency translation
Foreign denominated monetary assets and liabilities are translated to their United States dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Expenses are translated at average rates of exchange during the period. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations. The Company's functional currency and its reporting currency is the United States dollar

Recent Accounting Pronouncements
The adoption of these accounting standards had the following impact on the Company's statements of income and financial condition:
On January 1, 2009, the FASB issued a new accounting standard related to the disclosure of derivative instruments and hedging activities. This standard expanded the disclosure requirements about an entity's derivative financial instruments and hedging activities including qualitative disclosures about objectives and strategies for issuing derivatives, quantitative disclosures about fair value amounts of any gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments. Standard Production Wells Corporation had no instruments that fell within the scope of this pronouncement as of July 20, 2011
Effective January 1, 2009, a new accounting standard was issued related to determining whether an instrument (or an embedded feature) is indexed to an entity's own stock, which would qualify as a scope exception from hedge accounting. Standard Production Wells Corporation had no instruments that fell within the scope of this pronouncement as of July 20, 2011
Less: Valuation allowance
Net deferred tax asset
In August 2009, the FASB issued an amendment to the accounting standards related to the measurement of liabilities that are recognized or disclosed at fair value on a recurring basis. This standard clarifies how a company should measure the fair value of liabilities and that restrictions preventing the transfer of a liability should not be considered as a factor in the measurement of liabilities within the scope of this standard. This standard is effective on September 17, 2010. Standard Production Wells Corporation had no instruments that fell within the scope of this pronouncement as of July, 20 2011

In October 2009, the FASB issued an amendment to the accounting standards related to the accounting for revenue in arrangements with multiple deliverables including how the arrangement consideration is allocated among delivered and undelivered items of the arrangement. Among the amendments, this standard eliminates the use of the residual method for allocating arrangement consideration and requires an entity to allocate the overall consideration to each deliverable based on an estimated selling price of each individual deliverable in the arrangement in the absence of having vendor-specific objective evidence or other third party evidence of fair value of the undelivered items. This standard also provides further guidance on how to determine a separate unit of accounting in a multiple-deliverable revenue arrangement and expands the disclosure requirements about the judgments made in applying the estimated selling price method and how those judgments affect the timing or amount of revenue recognition. This standard, which Standard Production Wells Corporation is currently assessing the impact of, and became effective for the Company at its inception.

Note 4 – Receivable
We have no receivables.

Note 5 – Related party transactions
We have no transactions other then that the current officers were both awarded with Class A series 2 stock as indicated in our registration statement.

Note 6 – Share capital
We have issued 5,00,000 shares with the par value of $0.0001 to be sold for $0.50 each but have not been sold as we are waiting for the Securities Exchange Commission to accept our registration statement and exceptions under regulation A.

For-profit stock

By-Laws of

Standard Production Wells

Standard Production Wells Corporation
3903 Cedarwood dr.
pearland tx 77584

ARTICLE I
Offices

1.1 **Registered Office and Registered Agent**: The registered office of the corporation shall be located in the State of Texas at such place as may be fixed from time to time by the Board of Directors upon filing of such notices as may be required by law, and the registered agent shall also have an office in the State of Texas.

1.2 **Other Offices**: The Corporation may have other offices within or outside the State of Texas.

ARTICLE 2
Shareholder's Meetings

2.1 **Meeting Place**: All meetings of the shareholders shall be held the registered office of the corporation, or at such place as shall be determined from time to time by the Board of Directors, and the place at which any such meeting shall be held shall be stated in the notice of the meeting.

2.2 **Annual Meeting Time**: The annual meeting of the shareholders for the election of directors and for the transaction of such other business as may properly come before the meeting, shall be held each year on February 5th, at the hour of 2pm, if not a legal holiday, and if a legal holiday, then on the day following, at the same hour.

2.3 **Annual Meeting - Order of Business**: At the annual meeting of shareholders, the order of business shall be as follows:

(a) Calling of the meeting to order.
(b) Proof of notice of meeting (or filing of waiver).
(c) Reading of minutes of last annual meeting.
(d) Report of officers.
(e) Reports of committees.
(f) Election of directors.
(g) Miscellaneous business.

2.4 **Special Meetings**: Special meetings of the shareholders for any purpose may be called at any time by the President, Board of Directors, or the holders of not less than 20% of all shares entitled to vote at the meeting.

2.5 **Notice**:

(a) Notice of the time and place of an annual meeting of shareholders shall be given by delivering personally or by mailing a written or printed notice of the same, at least ten days, and not more than fifty days, prior to the meeting, to each shareholder of record entitled to vote at such meeting.

(b) At least ten days and not more than fifty days prior to the meeting, written or printed notice of each special meeting, and the purpose or purposes for which the meeting is called, shall be delivered personally, or mailed to each shareholder of record entitled to vote at such meeting.

2.6 **Voting Record**: At least ten days before each meeting of shareholders, a complete record of the shareholders entitled to vote at such meeting, or any adjournment thereof, shall be made, arranged in alphabetical order, with the address of and number of shares held by each, which record shall be kept on file at the registered office of the corporation for a period of ten days prior to the meeting. The records shall be kept open at the time and place of such meeting for the inspection of any shareholder.

2.7 **Quorum**: Except as otherwise required by law:

(a) A quorum at any annual or special meeting of shareholders shall consist of shareholders representing, either in person or by proxy, a majority of the outstanding votes available to be voted at such meeting.

(b) The voters of a majority in interest of those present at any properly called meeting or adjourned meeting of shareholders at which a quorum as in this paragraph defined is present, shall be sufficient to transact business.

2.8 **Closing of Transfer Books and Fixing Record Date**: For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders, or any adjournment thereof, or entitled to receive payment of any dividend, the Board of Directors may provide that the stock transfer books shall be closed for a stated period not to exceed fifty days nor be less than ten days preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a record date for any such determination of shareholders, such date to be not more than fifty days, and, in case of a meeting of shareholders, not less than ten days prior to the (late on which the particular action requiring such determination of shareholders is to be taken.

2.9 <u>**Proxies**</u>: A shareholder may vote either in person or by proxy executed in writing by the shareholder, or his duly authorized attorney-in-fact. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

2.10 <u>**Action by Shareholders Without a Meeting**</u>: Any action required or which may be taken at a meeting of shareholders of the corporation, may be taken at a meeting if a consent in writing, setting forth the action so taken, shall be signed by at least 50% of votes available + 1 vote with respect to the subject matter thereof. Such consent shall have the same force and effect as a unanimous vote of the shareholders.

2.11 <u>**Waiver of Notice**</u>: A waiver of notice required to be given any shareholder, signed by the person or persons entitled to such notice, whether before or after the time stated therein for the meeting, shall be equivalent to the giving of such notice.

ARTICLE 3

Stock

(Note Any reference made in this instrument to counting of votes, figuring of who is eligible to vote, distribution of dividends or proceeds of dissolution, or related to the transfer of stock or replacement of lost stock may be preformed by the companies contracted transfer agent and not does not necessarily have to be carried out by employees or agents of the company itself)

3.1 <u>**Certificates**</u>: Certificates of stock shall be issued in numerical order, and each shareholder shall be entitled to a certificate signed by the President, or a Vice President, and the Secretary or Assistant Secretary, and may be sealed with the seal of the corporation or a facsimile thereof The signatures of such officers may be facsimiles if the certificate is manually signed on behalf of the transfer agent, or registered by a registrar, other than the corporation itself or an employee of the corporation. If an officer who has signed or whose facsimile signature has been placed upon such certificate ceases to be an officer before the certificate is used, it may be issued by the corporation with the same effect as if the person were an officer on the date of issue.

3.2 <u>**Transfer**</u>: Transfers of stock shall be made only upon the stock transfer books of the corporation, kept at the registered office of the corporation or at its principal place of business, or at the office of its transfer agent or registrar; and before a new certificate is issued. the old certificate shall be surrendered for cancellation. The Board of Directors may, by resolution, open a share register in any state of the United States, and may employ an agent or agents to keep such register, and to record transfers or shares therein.

3.3 <u>**Registered Owner**</u>: Registered shareholders shall be treated by the corporation as the holders in fact of the stock standing in their respective names and the corporation shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall have express or other notice thereof, except as expressly provided below or by the laws of the State of Texas. The Board of Directors may adopt by resolution a procedure whereby a shareholder of the corporation may certify in writing to the corporation that all or a portion of the shares registered in the name of such shareholder are held for the account of a specified person or persons. The resolution shall set forth:

(a) The classification of shareholder who may certify;
(b) The purpose or purposes for which the certification may be made;
(c) The form of certification and information to be contained therein;
(d) If the certification is with respect to a record date or closing of the stock transfer books, the date within which the certification must be received by the corporation; and
(e) Such other provisions with respect to the procedure as are deemed necessary or desirable.

Upon receipt by the corporation of a certification complying with the procedure, the persons specified in the certification shall be deemed, for the purpose or purposes set forth in the certification, to be the holders of record of the number of shares specified in place of the shareholder making the certification.

3.4 <u>**Mutilated, Lost, or Destroyed Certificates**</u>: In case of any mutilation, loss or destruction of any certificate of stock, another may be issued in its place on proof of such mutilation, loss or destruction. The Board of Directors may impose conditions on such issuance and may require the giving of a satisfactory bond or indemnity to the corporation in such sum as they might determine or establish such other procedures as they deem necessary.

3.5 <u>**Fractional Shares or Scrip**</u>: The Corporation may:

(a) Issue fractions of a share which shall entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the corporation in the event of liquidation;
(b) Arrange for the disposition of fractional interests by those entitled thereto;
(c) Pay in cash the fair market value of fractions of a share as of the time when those entitled to receive such shares are determined; or
(d)Issue script in registered or bearer form which shall entitle the holder to receive a certificate for the full share upon surrender of such script aggregating a full share.

3.6 <u>**Shares of Another Corporation**</u>: Shares owned by the corporation in another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the Board of Directors may determine or, in the absence of such determination, by the President of the Corporation.

3.7 **Classes of Stock:** The company shall have two classes of stock

Class A series 1 stock revieves 1 vote per share. In consideration for having less votes per share as sereis 2 stock, series 1 stock shall be the only stock that receives designated dividends & the proceeds of disolution (both of these events will have the monies received by a shareholder aportioned equally by number of shares inasmuch as each 1 share will reiceve the same amount and each shareholder receiving different amounts based on the quanity of shares he holds)

Class A series 2 Stock is common stock that recieves the sum of FIFTY THOUSAND AND ONE TENTH Votes.

ARTICLE 4

Board of Directors

4.1 **Numbers and Powers**: The management of all the affairs, property and interest of the corporation shall be vested in the Board of Directors, consisting of persons who shall be elected for a term of one year, and shall hold office until their successors are elected and qualified. Directors need not be shareholders or residents of the State of Texas. In addition to the powers and authorities granted by these Bylaws, and the Certificate of Filing expressly conferred upon it, the Board of Directors may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Certificate of Filing or by these Bylaws directed or required to be exercised or done by the shareholders. The current number of directors must number at least two but not exceed 10 directors.

4.2 **Change of Number**: The number of directors may at any time be increased or decreased by amendment of these Bylaws, but no decrease shall have the effect of shortening the term of any incumbent director.

4.3 **Vacancies**: All vacancies in the Board of Directors, whether caused by resignation, death or, otherwise, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill any vacancy shall hold office for the unexpired term of his predecessor and until his successor is elected and qualified. Any directorship to be filled by reason of an increase in the number of directors may be filled by the Board of Directors for a term of office continuing only until the next election of directors by the shareholders.

4.4 **Removal of Directors**: At a meeting of shareholders called expressly for that purpose, the entire Board of Directors, or any member thereof, may be removed by a vote of the holders of a majority of shares then entitled to vote at an election of such shareholders.

4.5 **Regular Meetings**: Regular meetings of the Board of Directors or any committee may be held without notice at the registered office of the corporation or at such place or places, either within or without the State of Texas, as the Board of Directors or such committee, as the case may be, may from time to time designate. The annual meeting of the Board of Directors shall be held without notice immediately after the adjournment of the annual meeting of shareholders.

4.6 **Special Meetings**: Special meetings of the Board of Directors may be held at any place and at any time and may be called by the Chairman of the Board or any officer/director.

4.7 **Notice of Meetings**: Unless the Certificate of filing provides otherwise, any regular meeting of the Board of Directors may be held without notice of the date, time, place, or purpose of the meeting. Any special meeting of the Board of Directors may preceded by at least two days' notice of the date, time, and place of the meeting, but not of its purpose, unless the Certificate of Filing of these Bylaws require otherwise. Notice may be given personally, by facsimile, by mail, or in any other manner allowed by law. Oral notification shall be sufficient only if a written record of such notice is included in the Corporation's minute book. Notice shall be deemed effective at the earliest of. (a) receipt; (b) delivery to the proper address or telephone number of the directors as shown in the Corporation's records; or (c) five days after its deposit in the United States mail, as evidenced by the postmark, if correctly addressed and mailed with first-class postage prepaid. Notice of any meeting of the Board of Directors may be waived by any director at any time, by a signed writing, delivered to the Corporation for inclusion in the minutes, either before or after the meeting. Attendance or participation by a director at a meeting unless the director promptly objects to holding the meeting or to the transaction of any business on the grounds that the meeting was not lawfully convened and the director does not thereafter vote for or assent to action taken at the meeting.

4.8 **Quorum**: A majority of the whole Board of Directors shall be necessary at all meetings to constitute a quorum for the transaction of business.

4.9 **Waiver of Notice**: Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened. A waiver of notice signed by the director or directors, whether before or after the time stated for the meeting, shall be equivalent to the giving of notice.

4.10 **Registering Dissent**: A director who is present at a meeting of the Board of Directors at which action on a corporate matter is taken shall be presumed to have assented to such action unless his dissent shall be entered in the minutes of the meeting, or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting, before the adjournment thereof, or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

4.11 **Executive and Other Committees**: Standing or special committees may be appointed from its own number by the Board of Directors from time to time and the Board of Directors may from time to time invest such committees with such powers as it may see fit, subject to such conditions as may be prescribed by such Board. An Executive Committee may be appointed by resolution passed by a majority of the full Board of Directors. It shall have and exercise all of the authority of the Board of Directors, except in reference to amending the Certificate of Filing, adopting a plan of merger or consolidation, recommending sale, lease or exchange or other disposition of all or substantially all the property and assets of the corporation otherwise than in the equal and regular course of business, recommending a voluntary dissolution or a revocation thereof, or amending the Bylaws. All committees so appointed shall keep regular minutes of the transactions of their meetings and shall cause them to be recorded in books kept for that purpose in the office of the corporation. The designation of any such committee and the delegation of authority thereto, shall not relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

4.12 **Remuneration**: No stated salary shall be paid directors, as such, for their service, but by resolution of the Board of Directors. A fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of such Board; provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore. Member of standing or special committees may be allowed like compensation for attending committee meetings.

4.13 **Loans**: No loans shall be made by the corporation to the directors, unless first approved by the holders of two-thirds of the voting shares. No loans shall be made by the corporation secured by its own shares.

4.14 **Action by Directors Without a Meeting**: Any action required or which may be taken without a meeting of the directors, or of a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors, or all of the members of the committee, as the case may be. Such consent shall have the same effect as a unanimous vote.

4.15 **Action of Directors by Communications Equipment**: Any action required or which may be taken at a meeting of directors, or of a committee thereof, may be taken by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time.

ARTICLE 5
Officers

5.1 **Designations**: The officers of the corporation may be many and new officer positions may be created as the company sees fit however this instrument requires the establishment of at least Three positions to wit a person may serve more than one position concurrently. These three positions are: chief executive officer, chief operating officer, chief financial officer.

5.2 **Chief Executive officer:** Serves as the personification of the company and constitutes its executive division. The CEO will be in charge of all matters related to the operation of the company, and will be free to make all decisions for the company. He can enter into contracts, make purchases, etc. The CEO will complete all duties prescribed to him by the board of directors.

5.3 **chief operating officer (COO):** During absence or disability of the CEO, the COO and his subordinates in the order designated by the Board of Directors, shall exercise all functions of the CEO. Each designated person shall have such powers and discharge such duties as may be assigned to him from time to time by the Board of Directors.

5.4 **chief financial officer**: The CFO shall issue notices for all meetings, except for notices for special meetings of shareholders and special meetings of the directors which are called by the requisite number of shareholders or directors, shall keep the minutes of all meetings, shall have charge of the seal and the corporate books, shall make such reports and perform other duties as are incident to his office, or are properly required of him by the Board of Directors. The CFO shall also keep the financial records of the company. The CFO shall have the custody of all moneys and securities of the corporation and shall keep regular books on account. He shall disburse funds of the corporation in payment of the just demands against the corporation or as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Board of Directors from time to time as may be required of him, an account of all his transactions as Treasurer and of the financial conditions to his office or that are properly required of him by the Board of Directors. The CFO and his assistants (if such exist in the order designated by the Board of Directors), shall perform all of the duties of the Treasurer in the absence or disability of the CFO, and at other times may perform such other duties as are directed by the CEO or the Board of Directors.

5.5 **secretary:** The CFO (or his assistants) shall act as secretary of meetings and take all minutes and notes of the meetings

5.6 **Delegation**: In the case of absence or inability to act of any officer of the corporation and of any person herein authorized to act in his place, the Board of Directors may from time to time delegate the powers or duties of such officer to any other officer or any director or other person whom it may select.

5.7 **Vacancies**: Vacancies in any office arising from any cause may be filled by the Board of Directors at any regular or special meeting of the Board.

5.8 **Other Officers**: Directors may appoint such other officers and agents as it shall deem necessary or expedient, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

5.9 **Loans**: No loans shall be made by the corporation to any officer, unless first approved by the holders of two-thirds of the voting shares.

5.10 **Term - Removal**: The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer or agent elected or appointed by the Board of Directors may be removed at any time, without cause, by the affirmative vote of a majority of the whole Board of Directors, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

5.11 **Bonds**: The Board of Directors may, by resolution, require any and all of the officers to give bonds to the corporation, with sufficient surety or sureties, conditioned for the faithful performance of the duties of their respective offices, and to comply with such other conditions as may from time to time be required by the Board of Directors.

5.12 **Salaries**: The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

ARTICLE 6
Dividends and Finance

6.1 **Dividends**: Dividends may be declared by the Board of Directors and paid by the corporation out of the unreserved and unrestricted earned surplus of the corporation, or out of the unreserved and unrestricted net earnings of the current fiscal year, subject to the conditions and limitations imposed by the State of Texas. The stock transfer books may be closed for the payment of dividends during such periods of not exceeding fifty days, as from time to time may be fixed by the Board of Directors. The Board of Directors, however, without closing the books of the corporation, may declare dividends payable only to holders of record at the close of business, on any business day not more than fifty days prior to the date on which the dividend is paid.

6.2 **Reserves**: Before making any distribution of earned surplus, there may be set aside out of the earned surplus of the corporation such sum or sums as the directors from time to time in their absolute discretion deem expedient dividends, or for maintaining any property of the corporation, or for any other purpose, and earned surplus of any year not set apart until otherwise disposed of by the Board of Directors.

6.3 **Depositories**: The moneys of the corporation shall be deposited in the name of the corporation in such bank or trust company or trust companies as the Board of Directors shall designate, and shall be drawn out only by check or other order for payment of money signed by such persons and in such manner as may be determined by resolution of the Board of Directors.

ARTICLE 7

Notices

Except as may otherwise be required by law, any notice to any shareholder or director may be delivered personally or by mail. If mailed, the notice shall be deemed to have been delivered when deposited in the United States mail, addressed to the addressee at his last known address in the records of the corporation, with postage thereon prepaid.

ARTICLE 8

Seal

The corporate seal of the corporation shall bear on it the image of a compass rose, the phrase "Texas 2011," and shall read "The Corporate seal of Standard Production Wells Corporation" The procurement of a corporate seal shall be discretionary only, and is not required.

ARTICLE 9

Books and Records

The corporation shall keep correct and complete books and record of accounts and shall keep minutes of the proceedings of its shareholders and Board of Directors, and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of the shares held by each. Any books, records, and minutes may be in written form or any other form capable of being converted into written form within a reasonable time.

ARTICLE 10

Special Corporate Acts

10.1 **Execution of Written Instruments**: Contracts, deeds, documents, and instruments shall be executed by the President alone unless the Board of Directors shall, in a particular situation, designate another procedure for their execution.

10.2 **Signing of Checks or Notes**: Checks, notes, drafts, and demands for money shall be signed by the officer or officers from time to time designated by the Board of Directors.

10.3 **Indemnification of Directors and Officers**: The corporation shall indemnify any and all directors or officers or former directors or former officers or any person who may have served at its request as a director or officer of the corporation or of any other corporation in which it is a creditor, against expenses actually or necessarily incurred by them in connection with the defense or settlement of any action, suit, or proceeding brought or threatened in which they, or any of them, are or might be made parties, or a party, by reason of being or having been directors or officers or a director or an officer of the corporation, or of such other corporation. This indemnification shall not apply, however, to matter as to which such director or officer or former director or officer or person shall be adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of other rights to which those indemnified may be entitled, under any law, bylaw, agreement, vote of shareholders, or otherwise.

ARTICLE 11

Amendments

11.1 **By Shareholders**: These Bylaws may be altered, amended or repealed by the affirmative vote of a majority of the voting stock issued and outstanding at any regular or special meeting of the shareholders.

11.2 **By Directors**: The Board of Directors shall have the power to make, alter, amend and repeal the Bylaws of this corporation. However any such alteration, amendment, or repeal of the Bylaws, may be changed or repealed by the holders of a majority of the stock entitled to vote at any shareholders meeting.

11.3 **Emergency Bylaws**: The Board of Directors may adopt emergency Bylaws, Bylaws: subject to repeal or change by action of the shareholders, which shall be operative during any emergency in the conduct of business of the corporation resulting from an attack on the United States or any nuclear or atomic disaster.

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697



Hope Andrade
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Standard Production Wells Corporation
File Number: 801446111

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic For-Profit Corporation has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 06/29/2011

Effective: 06/29/2011


THE STATE OF TEXAS

Hope Andrade
Secretary of State

Form 201		
Secretary of State P.O. Box 13697 Austin, TX 78711-3697 FAX: 512/463-5709 Filing Fee: $300	**Certificate of Formation For-Profit Corporation**	**Filed in the Office of the Secretary of State of Texas Filing #: 801446111 06/29/2011 Document #: 374259910004 Image Generated Electronically for Web Filing**

Article 1 - Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is:

Standard Production Wells Corporation

The name must contain the word "corporation," "company," "incorporated," "limited," or an abbreviation of one of these terms. The name must not be the same as, deceptively similar to or similar to that of an existing corporate, limited liability company, or limited partnership name on file with the secretary of state. A preliminary check for "name availability" is recommended.

Article 2 – Registered Agent and Registered Office

☐ A. The initial registered agent is an organization (cannot be corporation named above) by the name of:

OR

☑ B. The initial registered agent is an individual resident of the state whose name is set forth below:

Name:
James R Perry

C. The business address of the registered agent and the registered office address is:

Street Address:
3903 Cedarwood dr pearland TX 77584

Consent of Registered Agent

☐ A. A copy of the consent of registered agent is attached.

OR

☑ B. The consent of the registered agent is maintained by the entity.

Article 3 - Directors

The number of directors constituting the initial board of directors and the names and addresses of the person or persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are set forth below:

Director 1: **Jason G Perry**

Address: **3903 Cedarwood dr pearland TX, USA 77584**

Director 2: **James R Perry**

Address: **3903 Cedarwood dr pearland TX, USA 77584**

Article 4 - Authorized Shares

The total number of shares the corporation is authorized to issue and the par value of each of such shares, or a statement that such shares are without par value, is set forth below.

Number of Shares	Par Value (must choose and complete either A or B)	Class	Series
5000000	☑ A. has a par value of $**.0001** ☐ B. without par value.	**A**	**1**
100	☑ A. has a par value of $**.01** ☐ B. without par value.	**A**	**2**

If the shares are to be divided into classes, you must set forth the designation of each class, the number of shares of each class, and the par value (or statement of no par value), of each class. If shares of a class are to be issued in series, you must provide the designation of each series. The preferences, limitations, and relative rights of each class or series must be stated in space provided for supplemental information.

Article 5 - Purpose

The purpose for which the corporation is organized is for the transaction of any and all lawful business for which corporations may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

[The attached addendum, if any, is incorporated herein by reference.]

Effectiveness of Filing

☑ A. This document becomes effective when the document is filed by the secretary of state.

OR

☐ B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its signing. The delayed effective date is:

Organizer

The name and address of the organizer is set forth below.

Jason G Perry   3903 Cedarwood Dr Pearland TX 77584

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Jason G. Perry

Signature of organizer

FILING OFFICE COPY

IRS DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

Date of this notice: 07-05-2011

Employer Identification Number:
45-2676598

Form: SS-4

Number of this notice: CP 575 A

STANDARD PRODUCTION WELLS
CORPORATION
3903 CEDARWOOD DR
PEARLAND, TX 77584

For assistance you may call us at:
1-800-829-4933

IF YOU WRITE, ATTACH THE
STUB AT THE END OF THIS NOTICE.

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER

Thank you for applying for an Employer Identification Number (EIN). We assigned you EIN 45-2676598. This EIN will identify you, your business accounts, tax returns, and documents, even if you have no employees. Please keep this notice in your permanent records.

When filing tax documents, payments, and related correspondence, it is very important that you use your EIN and complete name and address exactly as shown above. Any variation may cause a delay in processing, result in incorrect information in your account, or even cause you to be assigned more than one EIN. If the information is not correct as shown above, please make the correction using the attached tear off stub and return it to us.

Based on the information received from you or your representative, you must file the following form(s) by the date(s) shown.

Form 1120	03/15/2012

If you have questions about the form(s) or the due date(s) shown, you can call us at the phone number or write to us at the address shown at the top of this notice. If you need help in determining your annual accounting period (tax year), see Publication 538, *Accounting Periods and Methods*.

We assigned you a tax classification based on information obtained from you or your representative. It is not a legal determination of your tax classification, and is not binding on the IRS. If you want a legal determination of your tax classification, you may request a private letter ruling from the IRS under the guidelines in Revenue Procedure 2004-1, 2004-1 I.R.B. 1 (or superseding Revenue Procedure for the year at issue). Note: Certain tax classification elections can be requested by filing Form 8832, *Entity Classification Election*. See Form 8832 and its instructions for additional information.

IMPORTANT INFORMATION FOR S CORPORATION ELECTION:

If you intend to elect to file your return as a small business corporation, an election to file a Form 1120-S must be made within certain timeframes and the corporation must meet certain tests. All of this information is included in the instructions for Form 2553, *Election by a Small Business Corporation*.

(IRS USE ONLY) 575A 07-05-2011 STAN B 9999999999 SS-4

If you are required to deposit for employment taxes (Forms 941, 943, 940, 944, 945, CT-1, or 1042), excise taxes (Form 720), or income taxes (Form 1120), you will receive a Welcome Package shortly, which includes instructions for making your deposits electronically through the Electronic Federal Tax Payment System (EFTPS). A Personal Identification Number (PIN) for EFTPS will also be sent to you under separate cover. Please activate the PIN once you receive it, even if you have requested the services of a tax professional or representative. For more information about EFTPS, refer to Publication 966, *Electronic Choices to Pay All Your Federal Taxes*. If you need to make a deposit immediately, you will need to make arrangements with your Financial Institution to complete a wire transfer.

The IRS is committed to helping all taxpayers comply with their tax filing obligations. If you need help completing your returns or meeting your tax obligations, Authorized e-file Providers, such as Reporting Agents (payroll service providers) are available to assist you. Visit the IRS Web site at www.irs.gov for a list of companies that offer IRS e-file for business products and services. The list provides addresses, telephone numbers, and links to their Web sites.

To obtain tax forms and publications, including those referenced in this notice, visit our Web site at www.irs.gov. If you do not have access to the Internet, call 1-800-829-3676 (TTY/TDD 1-800-829-4059) or visit your local IRS office.

IMPORTANT REMINDERS:

* Keep a copy of this notice in your permanent records. **This notice is issued only one time and the IRS will not be able to generate a duplicate copy for you.**
* Use this EIN and your name exactly as they appear at the top of this notice on all your federal tax forms.
* Refer to this EIN on your tax-related correspondence and documents.

If you have questions about your EIN, you can call us at the phone number or write to us at the address shown at the top of this notice. If you write, please tear off the stub at the bottom of this notice and send it along with your letter. If you do not need to write us, do not complete and return the stub. Thank you for your cooperation.

Keep this part for your records. CP 575 A (Rev. 7-2007)

Return this part with any correspondence so we may identify your account. Please correct any errors in your name or address.

CP 575 A

9999999999

Your Telephone Number ( ) -

Best Time to Call

DATE OF THIS NOTICE: 07-05-2011
EMPLOYER IDENTIFICATION NUMBER: 45-2676598
FORM: SS-4 NOBOD

INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

STANDARD PRODUCTION WELLS
CORPORATION
3903 CEDARWOOD DR
PEARLAND, TX 77584

BizBuySell

Get in on an Oil Business

Bowie County, Texas

Seller Financing Available


OILWELL
investments-and-acquisitions.com

Asking Price:	$548,800
Gross Income:	$290,950
Cash Flow:	$251,275
EBITDA:	N/A
FF&E:	N/A
Inventory:	N/A
Real Estate:	N/A
Year Established:	N/A
Employees:	N/A
Business Types:	Bars/Taverns Gasoline Service Stations

Business Description

These wells are less than 1,000 feet deep and include older re-work wells in two distinct "Pay zones." Engineers and geologists have studied the ground and we have performed a comprehensive analysis of surrounding production.

When combined, we have determined these projected cash flows according to a conservative spectrum of market oil prices. Crude oil and natural gas purchasers in place.

For more information: http://investments-and-acquisitions.com

* Cash flows depend on many factors such as market crude oil prices, weather, geologic differences, and down-time such as general well maintenance, etc. *

Detailed Information

Facilities: This is a turn-key operation that includes everything needed for oil production: Oil field along with necessary equipment for drilling, a layout yard, a work area, and tank batteries. Fenced in property with 24-hour closed-circuit video surveillance is being implemented. Details about the facilities are available.

Competition: Little to none. Wholesale gas and oil purchasers are in place and always eager to buy supplies.

Growth/Expansion: Expansion and growth opportunities both exist in this business. The field includes other potential drilling locations of varying potential. Our drilling locations will be direct offsets to proven and current production.

Support/Training: Training and support will be available.

Business For Sale Listed By

Not Disclosed
Natural Gas Oil LLC
727-475-1300

Ad#: 628566

BizBuySell

-Selling Oil Wells-

Mcallen, Texas (Hidalgo County)

Seller Financing Available


investments-and-acquisitions.com

Asking Price:	$1,062,500
Gross Income:	$514,250
Cash Flow:	$412,250
EBITDA:	N/A
FF&E:	N/A
Inventory:	N/A
Real Estate:	N/A
Year Established:	N/A
Employees:	N/A
Business Types:	Mining Gasoline Service Stations

Business Description

This is one of our newest wells that average around 4,000 feet total depth, all in one specific oil formation. Geologist research, along with surrounding area's history of production, supports our estimated calculations for future cash flows.

Petroleum industry experts with over 10 years of experience "in the mud" have written extensive reports on this particular oil well. Overhead expenses are currently $1,000/month, and pay for insurance, bond, hauling, electric and daily maintenance.

This investment is completely turn-key based and Absentee-owned.

For more information: http://investments-and-acquisitions.com

* Cash flows are dependent on many controllable factors such as market price of oil, weather, geological fluctuations, and down-time such as general well maintenance *

Detailed Information

Facilities: This is a turn-key operation that includes everything needed for oil production: Oil field along with necessary equipment for drilling, a layout yard, a work area, and tank batteries. Fenced in property with 24-hour closed-circuit video surveillance is being implemented.

Competition: Competition is negligible in this industry. Wholesale gas and oil purchasers are in place and always eager to buy supplies.

Growth/Expansion: Expansion and growth opportunities both exist in this business. Field includes land for new drilling locations that may yield higher quantities of oil. These drilling fields will be direct offsets of proven and current production.

Financing: Negotiable

Support/Training: Based on purchase agreement, seller will provide ongoing support and training.

Business For Sale Listed By

Not Disclosed
Natural Gas Oil LLC
727-475-1300

Ad#: 630138